TranSwitch Corporation

3 Enterprise Drive

Shelton, CT 06484

November 29, 2012

Via Edgar

Securities and Exchange Commission

Attn:	Russell Mancuso, Branch Chief

Jay Mumford

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549-3628

RE:	TranSwitch Corporation

Registration Statement on Form S-3

Filed October 25, 2012

File No. 333-184591

Ladies and Gentlemen:

TranSwitch Corporation, a Delaware corporation (“TranSwitch”), is transmitting for filing with the Securities and Exchange Commission (the “Commission”) the accompanying Amendment No. 1 to TranSwitch’s Registration Statement on Form S-3, originally filed with the Commission on October 25, 2012 (File No. 333-184591) (the “Form S-3”), including the prospectus (the “Prospectus”) contained therein.

This letter reflects TranSwitch’s response to the comments contained in the letter from the Commission’s Staff (the “Staff”) to Dr. Khatibzadeh dated November 13, 2012 regarding TranSwitch’s Form S-3. The responses set forth below have been organized in the same manner in which the Staff’s comments were presented in the Staff’s letter.

Questions and Answers

About TranSwitch Corporation, page 1

Comment 1.	Please revise your prospectus summary to address your liquidity and financial condition. Include, among other relevant issues, your history of losses, accumulated deficit, negative working capital, burn rate, the nature and impact of your recent financings, and the need for an infusion of capital as mentioned in your recent Form 10-Q.

Response 1.	TranSwitch acknowledges the Staff’s comment and has revised the section of the Prospectus entitled “About TranSwitch Corporation” accordingly.

Securities and Exchange Commission

November 29, 2012

Exhibit 5.1

Comment 2.	We note that the opinion is limited to the laws of Massachusetts and the Delaware General Corporation Law. However, you must file an opinion that addresses all relevant law of all applicable jurisdictions, without the assumption in the last sentence of the fourth paragraph on page 2 of this exhibit. For guidance, please refer to section II.B of Staff Legal Bulleting No. 19 (October 14, 2011). We note, for example, that the indenture filed as exhibit 4.4 is governed by the laws of the State of New York. Please file a revised opinion accordingly.

Response 2.	TranSwitch acknowledges the Staff’s comment and each of the opinion and exhibit 4.4 have been revised accordingly.

As requested by the Staff, TranSwitch hereby acknowledges as follows:

1.	TranSwitch is responsible for the adequacy and accuracy of the disclosures included in its filings;

2.	TranSwitch understands that Staff comments or TranSwitch’s changes to disclosures in response to Staff comments do not foreclose the Commission from taking any action with respect to TranSwitch’s filing; and

3.	TranSwitch understands that it may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me at (203) 929-8810, x2465, should you require additional information or have questions regarding this letter.

Very truly yours,

TRANSWITCH CORPORATION

By:	/s/ Robert A. Bosi
Robert A. Bosi, Vice President and Chief Financial Officer

Cc:	Dr. M. Ali Khatibzadeh, President and Chief Executive Officer

Timothy C. Maguire, Esq., Pierce Atwood LLP